

02003581

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
MAR 0 5 2002
340

SEC FILE NUMBER
8- 49447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN 01, 2001 (MM/DD/YY) AND ENDING DEC. 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
E. S. MARKS + COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 WEST ROAD, Suite 214
(No. and Street)

TOWSON (City) MD (State) 21204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward S. Marks 410.494.8111
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PATEL, SMITA K.
(Name — *if individual, state last, first, middle name*)

5951 CECIL WAY (Address) ELDERSBURG (City) MD (State) 21784 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward S. Marks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. S. Marks + Company, Inc, as of Dec. 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Edward S. Marks
Signature

President
Title

Notary Public

My commission expires 8/01/2005.



This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

E. S. MARKS & COMPANY, INC.

FINANCIAL STATEMENTS

December 31, 2001

CONTENTS

Smita K. Patel
Certified Public Accountant
5951 Cecil Way
Eldersburg, MD 21784
410-781-6055

INDEPENDENT AUDITOR'S REPORT

Edward S. Marks, President
E. S. MARKS & COMPANY, INC.
110 West Road, Suite 214
Towson, MD 21204

I have audited the accompanying balance sheet of E. S. MARKS & COMPANY, INC. as of December 31, 2001 and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on the audits.

I conducted the audits in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. S. MARKS & COMPANY, INC. as of December 31, 2001 and the results of its operations, and cash flows for the year then ended in conformity with generally accepted accounting principles.



Smita K. Patel, CPA
January 15, 2002

E. S. MARKS & COMPANY INC.

Balance Sheet

December 31, 2001

ASSETS

Current Assets	
Cash	$ 1,251
Investment (Note 1)	3,300
Commissions receivable	3,535
Prepaid expenses	11,108
Advances and other receivables	3,181
Deferred income tax benefit	12,273
Clearing deposit	15,000
Total Current Assets	49,648
Fixed Assets	
Equipment (Note 1)	2,039
Less Accumulated Depreciation	646
Net Fixed Assets	1,393
Total Assets	51,041

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Commissions Payable	3,456
Accrued Expenses	3,332
Total Liabilities	6,788
Shareholders' Equity	
Common Stock	500
Paid in Capital	99,400
Retained Earnings	(55,647)
Total Stockholders' Equity	44,253
Total Liabilities and Retained Earnings	51,041

See accompanying notes and accountant's report

E. S. MARKS & COMPANY, INC.

Statement of Income and Retained Earnings
For the Year Ending December 31, 2001

INCOME

Revenues		$ 212,698

EXPENSES

Advertising	2,110	
Auto Lease (Note 2)	5,777	
Bank Charges	40	
Bond Expense	557	
Cancel & Corrections Fee	380	
Clearing Charges	36,254	
Commissions	94,175	
Depreciation	408	
Equipment Lease	12,549	
Insurance	250	
Licenses & Taxes	1,308	
Membership Dues	1,649	
Miscellaneous	2,342	
Office Expense	1,917	
Internet Fees	33,044	
Outside Services	18,600	
Management Fees	4,250	
Postage & Delivery	3,294	
Professional Fees	1,600	
Registration Fees	9,414	
Rent (Note 2)	22,030	
Telephone	4,777	
Trading Loss	409	
Write Offs	1,134	
Total Expenses		258,268

OTHER INCOME

Interest Income		521
Net income (loss) before provision for income taxes		(45,049)
Current provision (benefit) for income taxes		(6,849)
Net income (loss)		(38,200)
RETAINED EARNINGS (DEFECIT), BEGINNING		(17,447)
RETAINED EARNINGS (DEFECIT), ENDING		(55,647)

See accompanying notes and accountant's report

E. S. MARKS & COMPANY, INC.

Statement of Cash Flows
For the Period Ending December 31, 2001
Increase (Decrease) in Cash or Cash Equivalents

Cash Flow from Operating Activities	
Net Income (Loss)	$ (38,200)
Adjustments to reconcile cash flow	
Depreciation	408
Decrease in net income tax liability	(6,849)
Decrease (Increase) in Current Assets	
Investment	-
Commissions Receivable	15,836
Prepaid Expenses	4,094
Advances and other receivables	(2,166)
Increase (Decrease) in Current Liabilities	
Commissions Payable	(19,164)
Other Current Liabilities	(1,443)
Cash Provided (Used) by Operations	(47,484)
Cash Flow from Investing Activities	
Capital contributions	48,450
Cash Flow From Financing Activities	-
Net Increase (Decrease) in Cash	966
Cash at Beginning of Period	285
Cash at End of Period	1,251

See accommpanying notes and accountant's report

E. S. MARKS & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Business and Significant Accounting Policies

Nature of business:

E. S. MARKS & COMPANY, INC. is an organization registered with the U.S. Securities & Exchange Commission on July 11, 1996, formed to buy and sell securities to the general retail public. The company was incorporated under the laws of the state of Maryland on May 30, 1996.

The company receives its income from commissions on transactions processed.

Basis of financial statements:

The financial statements have been prepared on the accrual basis of accounting.

Income Taxes:

Deferred tax assets are recognized for loss carryforwards and a provision for estimated income tax benefit is included in the financial statements.

Property and Equipment:

All purchased assets are capitalized and recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives.

Investments:

Equity security investments are recorded at cost.

Note 2. Commitments:

The company has a rental lease agreement with 110 West Road Associates LP, expiring in March, 2002. Lease expense for 2001 was $22,030.

The company has a three year auto lease agreement with Saab Leasing Co., expiring in September 2003. Lease expense for 2001 was $5,777.

Note 3. Reserves and Custody of Securities:

The company claims an exemption from filing reserve requirements under SEC Rule 15c3-3. The provisions of this rule are not applicable to the company as outlined in section (k)(2)(ii).

E.S. MARKS & COMPANY, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

1	Total ownership equity		$ 44,253
2	Deduct ownership equity not allowable for Net Capital		(12,273)
3	Total ownership equity qualified for Net Capital		31,980
4	Add		
	A	Liabilities subordinated to claims of general creditors allowable in computation of net capital	
	B	Other (deductions) or allowable credits (List)	
5	Total capital and allowable subordinated liabilities		
6	Deductions and/or charges		
	A	Total nonallowable assets	17,341
	B	Secured demand note deficiency	
	C	Commodity futures contracts and spot commodities - propnetary capital charges	
	D	Other deductions and/or charges	
7	Other deductions and/or charges		
8	Net Capital before haircuts on securities positions		14,639
9	Haircuts on securities (computed where applicable, pursuant to 15c3-1(f))		
	A	Contractual securities commitments	
	B	Subordinated securities borrowings	
	C	Tracing and investment securities	
		1 Exempted securities	
		2 Debt securities	
		3 Options	
		4 Other securities	
	D	Undue Concentration	
	E	Other	
10	Net Capital		14,639 *

* No differences exist between audited and unaudited computation of net capital

Smita K. Patel
Certified Public Accountant
5951 Cecil Way
Eldersburg, MD 21784
410-781-6055

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Edward S. Marks, President
E.S. Marks & Company, Inc.
110 West Road, Suite 214
Towson, MD 21204

In planning and performing my audit of the financial statements of E.S. Marks & Company, Inc. (Company) for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17-a5(g)(l) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable assurance but

not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Smita K. Patel, CPA
January 15, 2001